Exhibit 12

GAS TRANSMISSION NORTHWEST CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	2003	2002	2001	2000	1999
	(Dollars in Millions)
Earnings
Income from Continuing Operations	$53.9	$79.0	$76.4	$58.4	$61.5
Adjustments:
Income taxes	34.9	43.7	34.5	37.4	37.6
Fixed charges (as below)	39.9	38.9	38.0	40.9	42.8

Total adjusted earnings	$128.7	$161.6	$148.9	$136.7	$141.9

Fixed charges:
Net interest expense	$39.2	$35.2	$37.0	$40.4	$41.7
Adjustments:
Interest component of rents	0.3	0.4	0.3	0.1	0.0
AFUDC debt	0.4	3.3	0.7	0.4	1.1

Total fixed charges	$39.9	$38.9	$38.0	$40.9	$42.8

Ratio of earnings to fixed charges	3.2	4.2	3.9	3.3	3.3